UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SUMMIT FINANCIAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

86606G101

(CUSIP Number)

Castle Creek Capital Partners V, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

Copy to:

John T. PIETRZAK

c/o Castle Creek Capital

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 7, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 744,731 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 744,731 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,731 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)        The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 744,731 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 744,731 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,731 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)        The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on November 26, 2014 (as amended, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $2.50 per share (“Common Stock”), of Summit Financial Group, Inc. (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 2.	Source and Amount of Funds or Other Consideration

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, John T. Pietrzak, Mark G. Merlo and J. Mikesell Thomas as Reporting Persons. Following the recent establishment of a six-person investment committee by Castle Creek Capital V LLC (“CCC V”), the general partner of Castle Creek Capital Partners V, LP (“Fund V”), no person other than Fund V and CCC V presently has beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock held by Fund V.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Fund V sold 248,244 shares of Common Stock, at a price of $26.95 per share, to the Issuer under the Issuer’s ongoing repurchase plan previously adopted by the Issuer’s board of directors (as further described in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2021). Following the transactions, Fund V owns 744,731 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition (1)
Castle Creek Capital Partners V, LP	744,731	5.9%	0	744,731	0	744,731
Castle Creek Capital V LLC (1)	744,731	5.9%	0	744,731	0	744,731

(1)          CCC V disclaims beneficial ownership of the Common Stock owned by Fund V, except to the extent of its pecuniary interest therein.

(2)          Based on 12,728,449 shares of Common Stock outsanding, calculated as follows: (i) 12,976,693 shares of Common Stock outstanding prior to the transactions described in Item 3 above (as disclosed to Fund V by the Issuer), less (ii) the 248,244 shares of Common Stock repurchased by the Issuer.

(c)

The information contained in Item 3 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2021

CASTLE CREEK CAPITAL PARTNERS V, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL V LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D AMENDMENT NO. 2 (SUMMIT FINANCIAL GROUP, INC.)

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